U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 2004

                          [ ]  Transition Report on Form 10-K
                          [ ]  Transition Report on Form 20-F
                          [ ]  Transition  Report on Form 11-K
                          [ ]  Transition Report on Form  10-Q
                          [ ]  Transition  Report on Form N-SAR

                        For the Transition Period Ended:

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                               NUWAY MEDICAL, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable

                          2603 MAIN STREET, SUITE 1150
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                         Address of Principal Executive
                           Office (Street and Number)

                                IRVINE, CA 92614
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                            City, State and Zip Code

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                        PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.


[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE
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         State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
(Attach Extra Sheets if Needed)

         The Registrant operated as a public shell during all of 2004 and operations primarily consisted of the Registrant's president seeking funding, maintaining the corporate entity, complying with the requirements of the Securities Exchange Commission (the "SEC") and seeking merger and acquisition candidates or new business opportunities. As a result, the Registrant did not have sufficient funds to timely engage its auditors to conduct an audit of the Registrant's financial statements in conjunction with the preparation of its quarterly and annual reports. Management needs additional time to compile and verify the information included in the annual report. The report will be filed within fifteen days of the date the original report was due.

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                           PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact to this notification

                John Browning              949          770-8600
           -------------------------   ----------- ------------------
                    (Name)             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                   [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that its net loss for the fiscal year ended December 31, 2004 will be approximately $1,194,000, compared to a net loss of $7,622,000 for the fiscal year ended December 31, 2003. This decrease in loss is attributable to significant decreases in expenses during 2004. Specifically, the Registrant anticipates that selling, general and administrative expenses for the twelve-month period ended December 31, 2004 will have decreased to approximately $948,000, compared to $2,339,000 for the twelve-month period ended December 31, 2003. The Registrant further anticipates that interest expense for the twelve-month period ended December 31, 2004 will have decreased to approximately $251,000, compared to $345,000 for the twelve-month period ended December 31, 2003.

         The decrease in expenses in the Registrant's Statements of Operations is primarily attributable to the fact that in 2003 the Company had extraordinarily high consulting and legal expenses, primarily attributable to NASDAQ compliance issues (ii) a major shift in the Company's core business, and
(iii) numerous stock issuances to consultants, whereas in 2004 the Company operated as a shell corporation with operations consisting of seeking funding, maintaining the corporate entity, complying with the requirements of the SEC, and seeking merger and acquisition candidates or new business opportunities.

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                               NUWAY MEDICAL, INC.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    April 1, 2005                               By: /s/Dennis Calvert
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                                                     Name:   Dennis Calvert
                                                     Title:  President